Exhibit 8.1

List of Significant Subsidiaries and VIEs

Significant Subsidiaries	Place of Incorporation
Wuhan Douyu Culture Network Technology Co., Ltd.	PRC
DouYu Network Inc.	The British Virgin Islands
Douyu Hongkong Limited	Hong Kong
Gogo Glocal Holding Limited	Cayman
Betta Fish Inc.	The British Virgin Islands

VIEs	Place of Incorporation
Wuhan Douyu Internet Technology Co., Ltd.	PRC
Wuhan Ouyue Online TV Co., Ltd.	PRC

Subsidiaries of VIEs	Place of Incorporation
Wuhan Yu Leyou Internet Technology Co., Ltd.	PRC